Filed by Above Food Ingredients Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bite Acquisition Corp.

Commission File No.: 001-40055

Date: April 2, 2024

Media Contact

Above Food Corp.

media@abovefood.com

Above Food Corp. to Present at the LDMicro Invitational XIV

Regina, SK, Canada--(Newsfile Corp. – April 2, 2024) - Above Food Corp. announced today that it will be presenting at The 14th Annual LD Micro Invitational at the Sofitel New York on April 8th-9th, 2024. The event is expected to feature 80 companies presenting in half-hour increments, as well as private 1:1 meetings.

Above Food Corp. is scheduled to present on April 9th at 16:30 ET. Martin Williams, Co-Founder, President, will be leading the presentation.

We invite interested parties to register to watch the presentation virtually here.

About Above Food Corp.

Above Food Corp. is a differentiated, regenerative food ingredient company that produces delicious products to businesses and consumers, made with real, nutritious, sustainably produced ingredients, and traceability and transparency. With a robust chain of custody of plant proteins from 'seed-to-fork', enabled by scaled operations and infrastructure in primary agriculture, ingredient processing, consumer product manufacturing. Above Food’s consumer products are available online at www.abovefood.com and in leading grocers across Canada and the United States. On April 29, 2023, Above Food entered into a definitive business combination agreement with Bite Acquisition Corp. (NYSE AMERICAN: BITE) (“Bite”), a special purpose acquisition company. Completion of the proposed business combination is subject to approval by the shareholders of Bite and certain other conditions. Upon closing of the proposed transaction, which is expected to occur in the first half of 2024, Above Food expects to list on the New York Stock Exchange under the new ticker symbol “ABVE”.

About LD Micro

LD Micro, a wholly owned subsidiary of Freedom US Markets, was founded in 2006 with the sole purpose of being an independent resource in the micro-cap space. Whether it is the Index, comprehensive data, or hosting the most significant events annually, LD's sole mission is to serve as an invaluable asset for all those interested in finding the next generation of great companies. For more information on LD Micro, visit www.ldmicro.com.

Please reach out to the company representative below or Dean Summers (dean@ldmicro.com) to register for the event and schedule a meeting with the company.

To learn more about Freedom US Markets, visit www.freedomusmkts.com

For further information on Above Food Corp.:

Investor Relations

+1 (306) 779-2268

investors@abovefood.com

abovefood.com